

Mail Stop 3628

November 7, 2008

By Facsimile (213.892.4733) and U.S. Mail

Clifford A. Brandeis
Zukerman Gore & Brandeis, LLP
875 Third Avenue
New York, New York 10022

Re: Grubb & Ellis Company
Preliminary Proxy Statement on Schedule 14A, as amended
Filed on October 31 and November 5, 2008
File No. 001-08122

Dear Mr. Brandeis:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the notice of the meeting states that one of the purposes of the meeting is to "transact such other business as may properly come before the Annual Meeting and any adjournments of the meeting." Note that in our view, adjournment of a meeting in order to solicit additional proxies would constitute a separate substantive matter for which proxies must be independently solicited and for which discretionary authority is

unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting only. If you seek authority to adjourn or postpone the meeting under the circumstances outlined above, please revise the form of proxy to include this is a separate matter to be voted on. In addition, revise the disclosure in the proxy statement to discuss this as separate matter. You note that Mr. Anthony Thompson has provided notice that he intends to nominate his own slate of three nominees for the board of directors. In addition, you disclose that Mr. Thompson also intends to introduce several proposals at the Annual Meeting to amend the Company's by-laws. However, you are not soliciting proxy authority to vote on Mr. Thompson's proposals. In your proxy statement, explain your decision and its impact. That is, if Mr. Thompson's proposals are introduced and voted on at the Annual Meeting, it would appear that you would not have proxy authority to vote on those matters. How would this impact the potential for passage of these proposals?

2.   See our last comment above. Explain why you are not seeking proxy authority to vote on the Thompson Proposals. Is it your position that such Proposals may not be properly introduced and voted on at the Annual Meeting? If so, why not?

3.   Describe in reasonable detail any contacts between you and Mr. Thompson or his representatives leading up to his decision to solicit proxies in support of his nominees for the board of directors and other matters. In this regard, we note that Mr. Thompson apparently requested to be reappointed to the board of directors and was formerly its chairman.

How do I vote?, page 2

4.   We note the disclosure that a shareholder can "cancel" their vote by submitting another "WHITE" proxy card with a later date. Revise to clarify that a later-dated green card submitted to Mr. Thompson would also revoke a prior proxy granted to the Company. Provide similar disclosure under "Revocation of Proxies" on page 49.

Other Matters, page 49

5.   See our comments above regarding the need to provide background about the contacts between the Company and Mr. Thompson in an appropriate section of the proxy statement.

6.   You list three matters for which you state that Mr. Thompson is soliciting proxy authority in addition to the election of directors. However, the form of proxy card filed with Mr. Thompson's proxy statement lists a total of five, rather than four, matters. Please revise

as necessary to note all of the matters for which he is soliciting. Note that since Mr. Thompson's proxy statement is currently filed in preliminary form, it may change, including with respect to the matters on which he is soliciting.

7.   In this section, you state that you do not believe the election of Mr. Thompson's nominees to the board of directors or the passage of the Thompson Proposals are in the best interests of shareholders. Please expand to explain the basis for these beliefs.

Solicitation of Proxies, page 50

8.   We note that proxies may be solicited by "mail, facsimile, telephone, telegraph, electronic mail, Internet, in person and by advertisements." Please also tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize. Please confirm that the company will not include a form of proxy card on any internet web site until it has filed a definitive proxy statement.

9.   Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your and the company's understanding.

Closing Comments

        Please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you and the company provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Chistina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions